UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 5

             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   (X)  Form 3 Holdings Reported.

   ( )  Form 4 Transactions Reported.

   1.   Name and Address of Reporting Person:

        Donald Trilling
        c/o Illini Tile
        1300 Touhy Ave.
        Elk Grove Village, IL 60007-5304

   2.   Issuer Name and Ticker or Trading Symbol:

        Central Illinois Bancorp, Inc. (not listed)

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        December, 1998

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        (x) Director ( ) 10% Owner ( ) Officer (give title below)
        Other (specify below)

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person


               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned



                                                                                     5. Amount of
                                                                                      Securities
                                                                                     Beneficially     6.  Owner-
                 2. Trans-                                                           Owned at End     ship Form:     7.  Nature of
                   action                                                              of Month       Direct (D)       Indirect
  1.  Title of      Date                             4.  Securities Acquired (A)                        or In-        Beneficial
    Security      (Month /    3. Transaction Code        or Disposed of (D)         (Instr. 3 and     direct (I)       Ownership
   (Instr. 3)    Day/Year)        (Instr. 8)             (Instr. 3, 4 and 5)              4)          (Instr. 4)      (Instr. 4)
   -----------   ----------   ------------------    ----------------------------    --------------    ----------      -------------

                               Code         V        Amount   (A)or(D)     Price

/TABLE


                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                    9.
                                                                                                 Number of     10.
                                                5.                                                 Deri-    Ownership
               2.                           Number of                                            vative      Form of
            Conver-                        Derivative        6.                                 Securities  Deriva-
    1.      sion or      3.                Securities       Date             7.            8.    Benefi-     tive          11.
  Title     Exercise   Trans-       4.    Acquired (A)    Exercis-         Title         Price    cially   Security:     Nature
 of Deri-   Price of   action     Trans-   or Disposed    able and     and Amount of    of Deri-   Owned    Direct (D)  of Indirect
  vative    Deriva-     Date      action     of (D)      Expiration      Underlying      vative   at End of  or In-     Beneficial
 Security     tive     (Month/     Code    (Instr. 3,   Date (Month/     Securities     Security    Month   direct (I)   Ownership
(Instr. 3)  Security  Day/Year) (Instr. 8)  4 and 5)     Day/Year)    (Instr. 3 and 4) (Instr. 5) (Instr. 4)(Instr. 4)  (Instr. 4)
----------  --------  --------- ----------------------  ------------  ---------------- ---------- ---------- ---------  ----------

                                Code    V    (A) (D)    Date  Expir-    Title  Amount or
                                                        Exer- ation            Number of
                                                        cis-  Date             Shares
                                                        able

Director    $1,274.91  1/1/95  3 (1)                    (1)   1/1/05   Common    10                  10         D
Stock Option                                                           Stock
(right to
buy) (1)

Director    $1,630.51  4/25/96 3 (2)                    (2)   4/25/06  Common    22                  22         D
Stock Option                                                           Stock
(right to
buy) (2)

Director    $1,960.56  2/25/98 3 (3)                    (3)   2/25/08  Common    100                100         D
Stock Option                                                           Stock
(right to
buy) (3)



   Explanation of Responses:

   (1) Five shares of the director stock option dated 1/1/95 vested on January 1, 1998 and the remaining five shares will vest on January 1, 2000.

   (2) The director stock option dated 4/25/96 vests in five equal annual installments which began on April 25, 1997.

   (3) The director stock option dated 2/25/98 vests in five equal annual installments beginning on February 25, 1999.


   SIGNATURE OF REPORTING PERSON:



   Donald Trilling




   DATE: February 11, 1999